SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           MAGNUM D'OR RESOURCES, INC.
                           ---------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   55970P 20 3
                                   -----------
                      (CUSIP Number of Class of Securities)


                         Sunrise Lighting Holdings Limited
                          1719 International Trade Centre
                               11-19 Sha Tsui Road
                          Tsuen Wan, N.T. Hong Kong, China
                              Tel: 011 852 24127922
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 18, 2005
                                -----------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sunrise Lighting Holdings Limited
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      The People's Republic of China
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                  7     SOLE VOTING POWER

 NUMBER OF              10,000,000
  SHARES          --------------------------------------------------------------
 OWNED BY         8     SHARED VOTING POWER
   EACH
 REPORTING              0
PERSON WITH       --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        10,000,000
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      10,000,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      100% of preferred stock
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      Hong Kong limited liability company
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the preferred stock, $0.001 par value (the "Preferred Stock"), of Magnum D'Or Resources, Inc., a Nevada corporation (the "Company"). The Company's principal executive office is located at 1108 W. Valley Blvd, STE 6-399, Alhambra, CA 91803.

Item 2. Identity and Background.

      (a) This statement is filed by Sunrise Lighting Holdings Limited (the "Reporting Person") with respect to shares directly owned by it.

      Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

      (b) The business address of Sunrise Lighting Holdings Limited is: 1719 International Trade Centre 11-19 Sha Tsui Road,Tsuen Wan, N.T. Hong Kong, China.

      (c) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (d) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On October 18, 2005, the Reporting Person acquired all of the outstanding shares of preferred Stock of of Magnun d'Or Resources, Inc. from Reno Calabrigo for $150,000. The voting rights of the preferred stock comprised approximately 50.01% of the total voting power power of the issued and outstanding capital stock of Magnum. The funds utilized by the Reporting Person came from the funds of the Reporting Person without any borrowings.

Item 4. Purpose of Transaction.

      The shares of Common Stock deemed to be beneficially owned by the Reporting Person were acquired for, and were being held for, investment purposes.

Item 5. Interest in Securities of the Issuer.

      (a) As of the close of business on October 18, 2005, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 10,000,000 shares of Preferred Stock. Each share of Preferred Stock voted as 20 shares of Common Stock. As of October 18, 2005, these shares represented 50.01% of the total voting shares of the Company's capital stock outstanding as reported.

      (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this
Schedule 13D.

      (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to the filing of this
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Until December 20, 2006, there were no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person named in Item 2 of this statement and between such Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. On December 20, 2006, the Reporting Person sold 100% of its preferred stock of Magnum d'Or Resources, Inc. to Chad Curtis.

Item 7. Material to be Filed as Exhibits.

      None.


                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 28, 2006                Sunrise Lighting Holdings Limited


                                        By: /s/ Sun Xuguang
                                           ---------------------------------
                                                Sun Xuguang